Exhibit 99.1

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

Noah Holdings

Noah Holdings Private Wealth and Asset Management Limited

諾亞控股私人財富資產管理有限公司

(Incorporated in the Cayman Islands with limited liability under the name Noah Holdings Limited and carrying on business in Hong Kong as Noah Holdings Private Wealth and Asset Management Limited)

(Stock Code: 6686)

INSIDE INFORMATION

INTERIM RESULTS ANNOUNCEMENT

FOR THE SIX MONTHS ENDED JUNE 30, 2026

This announcement is issued pursuant to Rule 13.09 of the Hong Kong Listing Rules and the Inside Information Provision under Part XIVA of the SFO.

The Board is pleased to announce the unaudited consolidated interim results of the Company for the six months ended June 30, 2026, together with the comparative figures for the corresponding period in 2025. These interim results have been prepared under the U.S. GAAP, which are different from the IFRS, and reviewed by the Audit Committee.

In this announcement, “Noah,” “we,” “us” and “our” refer to the Company and where the context otherwise requires, the Group. For classification of the Group’s business segments for the purpose of this announcement, “international” refers to business activities conducted in, or relating to, countries and regions outside Mainland China. Certain amounts and percentage figures included in this announcement have been subject to rounding adjustments, or have been rounded to one or two decimal places. Any discrepancies in any table, chart or elsewhere between totals and sums of amounts listed therein are due to rounding.

BUSINESS HIGHLIGHTS

The global macroeconomic environment remained volatile in the first half of 2026, amid continued trade fragmentation and divergent monetary policy trajectories, which weighed on the global growth outlook. At the same time, rapid developments in the “New Economy,” particularly in artificial intelligence and semiconductor technologies, continued to reshape market dynamics and global supply chains, contributing to sector rotation and market volatility. Against this backdrop, liquidity conditions remained relatively tight, as major central banks maintained relatively restrictive monetary policies in response to inflationary pressures, while investors continued to demonstrate a preference for more defensive and safe-haven assets.

Geopolitical uncertainties, including ongoing trade tensions and technology export controls, contributed to periods of market volatility and continued demand for safe-haven assets. In China, consumer confidence remained relatively subdued. At the same time, evolving regulatory requirements relating to cross-border capital flows added complexity to the asset allocation decisions of high-net-worth (“HNW”) individuals. Against this backdrop, HNW individuals continued to prioritize wealth preservation and liquidity, with client demand increasingly shifting toward wealth management providers offering high-quality global investment strategies characterized by greater transparency, diversification and downside protection.

As highlighted in our semi-annual CIO1 report for the second half of 2026, we are witnessing a paradigm shift. If the past two decades were defined by strategies to hedge against inflation and allocate to inflation-protected assets, the coming years may increasingly be characterized by a new imperative: understanding and embracing the potential impact of technology-driven deflation and identifying the investment opportunities arising from it. We are guiding clients through this evolving landscape, where growth drivers may increasingly shift from debt-driven asset appreciation toward deflationary forces and efficiency gains enabled by technological innovation. In response, our adaptive allocation framework is designed to balance current defensive positioning with future-facing opportunities through three strategic pillars: inflation-hedged anchors, deflation-hedged assets and flexible bridge holdings.

Our Company’s disciplined, forward-looking strategy continues to provide us with flexibility to navigate this challenging environment and support the resilience of our business. Having recognized these structural shifts at an early stage, we began establishing our presence outside Mainland China several years ago.

As ever, we continue to see significant growth potential in serving global Chinese HNW investors internationally who share our cultural values and place their trust in our long-standing track record. As a key booking center, Singapore continued to demonstrate robust momentum, with deposit volumes rising steadily and transaction value through Singapore-based channels increasing, indicating further potential for expansion among local clients.

By consistently focusing on client and employee education, we believe we are strongly positioned to guide stakeholders through the evolving market environment. Our global growth journey remains at an early stage, and we remain confident in our ability to navigate challenges and capitalize on the opportunities that lie ahead.

At the same time, the first half of 2026 marked a structural evolution in Noah’s operating model, as AI became increasingly embedded across our global platform and supported our progress toward scalable and sustainable growth. The deployment of “AI RMs” 2 supported the Company’s transition toward a more institutionalized and operations-driven model, expanding frontline servicing capacity and alleviating certain traditional human capital constraints. By augmenting advisory workflows and standardizing processes, AI enhances productivity, enables broader client coverage and supports greater operating efficiency. Leveraging our four global booking centers, we further advanced a digitally coordinated service infrastructure, under which AI-powered client engagement tools helped streamline cross-border onboarding and execution processes, significantly shorten the time required to deploy global asset allocation and maintain compliance standards. In parallel, we continued optimizing our revenue mix toward a more AUA-driven and investment-oriented structure, increasing the contribution from recurring and investment-related revenues while expanding our diversified suite of global solutions. AI-driven asset allocation – integrating real-time product intelligence with over two decades of proprietary client insights – is reinforcing cross-border synergies and strengthening our differentiated data capabilities. Entering the second half of 2026, the institutional integration of AI, coordination of global infrastructure and disciplined revenue optimization achieved during the first half of 2026 have laid a foundation for greater efficiency, deeper client engagement and resilient long-term growth in an increasingly AI-enabled financial landscape.

1.	“CIO” refers to the chief investment officer of the Company.
2.	“AI RMs” refers to relationship managers supported by artificial intelligence-enabled tools that assist with client engagement, service delivery and other wealth management-related workflows.

FINANCIAL HIGHLIGHTS

During the Reporting Period, we navigated a complex macroeconomic environment while continuing to advance our organizational transformation. Net revenues for the six months ended June 30, 2026 were RMB1,245.7 million, representing an increase of 0.1% compared with the corresponding period in 2025. Net income attributable to the Shareholders increased by 9.0%, from RMB327.5 million for the six months ended June 30, 2025 to RMB356.9 million for the Reporting Period. Similarly, non-GAAP net income attributable to the Shareholders increased by 3.9%, from RMB357.8 million in the corresponding period of 2025 to RMB371.9 million for the Reporting Period. These increases primarily reflected lower operating costs and expenses, including lower compensation and benefits expenses and provisions for credit losses, as well as a shift from investment loss to investment income, partially offset by a loss from equity in affiliates and higher income tax expense.

Despite the challenges, we remain committed to investing in international markets and strengthening our presence and wallet share of client assets among global Chinese clients. As of June 30, 2026, the number of registered clients outside Mainland China increased by 11.0% to 21,059 from 18,967 as of June 30, 2025, while AUA outside Mainland China, including distributed products but excluding AUA associated with our online securities services, increased by 1.8%, from RMB65.2 billion to RMB66.3 billion (US$9.8 billion) over the same period. In addition, AUA associated with our online securities services, which is not included in the AUA outside Mainland China presented above, increased by 7.6% from RMB2.6 billion as of June 30, 2025 to RMB2.8 billion (US$0.4 billion) as of June 30, 2026. The transaction value of products distributed by us outside Mainland China remained broadly stable at RMB16.7 billion for the Reporting Period, compared with RMB16.4 billion for the corresponding period in 2025.

Non-GAAP Financial Measures

	For the Six Months Ended June 30,
	2025	2026	Change
	(Unaudited)	(Unaudited)	(%)
	(RMB in thousands, except percentages)
Total revenues	1,254,722	1,256,792	0.2%
Net revenues	1,244,095	1,245,650	0.1%
Income from operations	347,034	452,243	30.3%
Income before taxes and income from equity in affiliates	416,982	527,108	26.4%
Net income	328,356	360,078	9.7%
Net income attributable to the shareholders of the Company	327,540	356,898	9.0%

Non-GAAP Financial Measures:
Net income attributable to the shareholders of the Company	327,540	356,898	9.0%
Add: share-based compensation expense	37,788	18,591	(50.8)%
Less: tax effect of adjustments	7,558	3,604	(52.3)%
Adjusted net income attributable to the shareholders of the Company (non-GAAP)	357,770	371,885	3.9%

Adjusted net income attributable to the Shareholders is a non-GAAP financial measure that excludes the income statement effects of share-based compensation, net of the relevant tax impact. A reconciliation of adjusted net income attributable to the Shareholders from net income attributable to the Shareholders, the most directly comparable GAAP measure, can be obtained by adding back expenses for share-based compensations. All tax expense impact of such adjustments would also be considered. The Company believes that the non-GAAP financial measures help identify underlying trends in its business and enhance the overall understanding of the Company’s past performance and future prospects.

The non-GAAP financial measures disclosed by the Company should not be considered a substitute for financial measures prepared in accordance with U.S. GAAP. The financial results reported in accordance with U.S. GAAP and reconciliation of U.S. GAAP to non-GAAP results should be carefully evaluated. The non-GAAP financial measures used by the Company may be prepared differently from and, therefore, may not be comparable to similarly titled measures used by other companies.

When evaluating the Company’s operating performance during the Reporting Period, management reviewed non-GAAP net income results reflecting adjustments to exclude the impact of share-based compensation and net of relevant tax impact. As such, the Company’s management believes that the presentation of the non-GAAP adjusted net income attributable to the Shareholders provides useful supplemental information to investors regarding financial and business trends relating to its results of operations in a manner consistent with that used by management. Pursuant to U.S. GAAP, the Company recognized significant amounts of expenses for share-based compensation (net of tax impact). To make its financial results comparable period by period, the Company utilizes non-GAAP adjusted net income to better understand its historical business operations. The Company encourages investors and others to review its financial information in its entirety and not rely on a single financial measure.

BUSINESS REVIEW AND OUTLOOK

Business Review for the Reporting Period

While the first half of 2026 continued to present challenges, it also provided an opportunity for our Company to demonstrate its resilience through disciplined cost management and the continued development of its global operations.

Mainland China Business Performance and Strategy

Our Mainland China business continued to operate against a complex macroeconomic backdrop in China. Total revenues from our three Mainland China business segments increased by 23.0%, from RMB618.8 million for the six months ended June 30, 2025 to RMB761.2 million for the Reporting Period. The increase was primarily driven by a 60.0% increase in revenue from Mainland China public securities, supported by higher performance-based income from private secondary products, partially offset by decreases of 1.1% and 75.2% in revenue from Mainland China asset management and Mainland China insurance, respectively.

Against this backdrop, we maintained disciplined execution of our strategy in Mainland China. Operating costs and expenses for our three Mainland China business segments decreased by 14.5%, from RMB146.5 million for the six months ended June 30, 2025 to RMB125.2 million for the Reporting Period, reflecting lower costs in Mainland China asset management and Mainland China insurance, partially offset by higher costs in Mainland China public securities. Going forward, we remain focused on cost control, client acquisition and operational efficiency.

Looking ahead, we believe that the growing sophistication of global Chinese investors and their increasing demand for diversified investment solutions align well with our evolving product suite. We continue to invest in talent development and technology infrastructure to position ourselves to pursue emerging opportunities. As capital market conditions evolve in Mainland China, we believe our established brand recognition and operational discipline will support sustainable growth over the long term.

Details of the development of our Mainland China business structured around three core segments during the Reporting Period are as follows:

Mainland China public securities

Our Mainland China public securities business, operating under the Noah Upright brand, distributes mutual funds and private secondary products in Mainland China. During the Reporting Period, total revenue from this segment increased by 60.0%, from RMB260.8 million to RMB417.3 million, primarily driven by a 506.6% increase in performance-based income from Mainland China private secondary products. Recurring service fees and one-time commissions increased by 1.8% and 10.3%, respectively.

Mainland China asset management

Our Mainland China asset management business, operating under the Gopher Asset Management brand, manages RMB-denominated private equity funds and private secondary products. Total revenue from this segment decreased by 1.1%, from RMB344.4 million to RMB340.5 million during the Reporting Period. A 15.9% decrease in recurring service fees, reflecting a lower management fee base as legacy onshore private equity products matured, was substantially offset by higher performance-based income. We continue to manage exit strategies for primary-market investments and develop secondary-market and cross-border investment offerings.

Mainland China insurance

Our Mainland China insurance business, operating under the Glory brand, distributes insurance products consisting primarily of life and health insurance products. Revenue from this segment decreased by 75.2%, from RMB13.7 million to RMB3.4 million during the Reporting Period, reflecting a lower volume of Mainland China insurance product distribution as the business continued its transition toward a commission-only broker model and the provision of comprehensive family succession planning services.

International Business Expansion and Vision

During the first half of 2026, our net revenues from international business were RMB469.2 million, accounting for 37.7% of the Group’s total net revenues, down from 48.3% in the corresponding period of 2025. The decrease in our net revenues from international business primarily reflected lower insurance-related income, lower one-time commissions from international wealth management products, and lower recurring service fees and performance-based income from international asset management. These decreases were partially offset by higher recurring service fees from international wealth management and higher other service fees from international insurance and comprehensive services. The lower proportion of net revenues from international business as a percentage of total net revenues was also attributable to substantial growth in performance-based income from our Mainland China business, particularly from Mainland China private secondary products, which in turn contributed to the increase in the Group’s total net revenues and correspondingly reduced the relative contribution from international business operations. Notwithstanding the decrease in our net revenues from international business, the transaction value of international private equity products increased by 71.0% compared with the corresponding period in 2025, reflecting continued client activity in this product category. We continue to invest selectively in our international booking centers and product capabilities to serve global Chinese HNW clients.

International wealth management

Our international wealth management business, operating under the ARK Wealth Management brand, provides both offline and online wealth management services.

As of June 30, 2026, the number of our registered clients outside Mainland China reached 21,059, representing an increase of 11.0% from June 30, 2025. During the second quarter of 2026, the number of active clients outside Mainland China who transacted with us was 3,494, representing a decrease of 4.3% from the corresponding quarter in 2025. Our AUA outside Mainland China, including distributed products but excluding AUA associated with our online securities services, increased by 1.8%, from RMB65.2 billion to RMB66.3 billion (US$9.8 billion) over the same period. In addition, AUA outside Mainland China associated with our online securities services, which is not included in the AUA presented above, was RMB2.8 billion (US$0.4 billion) as of June 30, 2026, representing an increase of 7.6% from RMB2.6 billion as of June 30, 2025. We will continue to deepen our coverage in key markets and expand our client base through existing client relationships and new client acquisition.

International asset management

Our international asset management business, operating under the Olive Asset Management brand, manages USD-denominated private equity funds and private secondary products. In recent years, we have strengthened our international primary-market product offerings through the establishment of a dedicated U.S. product center, enabling us to provide clients with a broader range of high-quality private equity products. In the secondary market, we have expanded our partnerships with top-tier global managers and diversified our offerings in structured products and hedge funds.

In the first half of 2026, fundraising for hedge funds and structured products reached US$0.6 billion, representing a 36.9% period-over-period increase. We raised US$0.4 billion in USD-denominated private equity and private credit funds, representing a 19.8% period-over-period increase. As of June 30, 2026, our actively managed AUM outside Mainland China reached RMB43.8 billion (US$6.5 billion), representing an increase of 5.8% from RMB41.4 billion as of June 30, 2025. We will continue to strengthen our global alternative investment capabilities to meet the evolving needs of our clients.

International insurance and comprehensive services

Our international insurance and comprehensive services business, operating under the Glory Family Heritage brand, provides insurance, trust and other comprehensive international services. Total revenue from this segment decreased by 12.3%, from RMB89.2 million to RMB78.2 million during the Reporting Period, as a 36.6% decrease in one-time commissions was partially offset by a 105.9% increase in other service fees.

As of June 30, 2026, we maintained a sound capital structure with total assets of RMB11.6 billion and no interest-bearing liabilities. Throughout the Reporting Period, we remained committed to compliance with the laws and regulations that had a material impact on our business, including the SFO, the Insurance Ordinance (Chapter 41 of the Laws of Hong Kong) and the Trustee Ordinance (Chapter 29 of the Laws of Hong Kong).

Business Outlook

We believe the strategic and operational adjustments implemented throughout the first half of 2026 have laid a resilient foundation for our next phase of scalable growth. The successful establishment of our global headquarters in Singapore and the robust expansion of our international business operations validate our strategic trajectory and position us favorably to navigate evolving macroeconomic dynamics. Looking ahead, we remain firmly focused on three key areas:

First, we will continue expanding our client base. In Mainland China, we intend to capitalize on industry consolidation and improving market conditions to capture market share among HNW individuals seeking trusted wealth management partners. Internationally, we continue seeing significant untapped potential among global Chinese HNW investors, who remain underserved by local financial institutions in their respective domiciles. Building on our momentum in Asia, we are actively exploring market entry and expansion opportunities in new markets, including the U.S. Concurrently, we will continue investing in the recruitment and development of our commission-only broker network to drive the strategic turnaround of our insurance business.

Second, we are committed to enhancing our global product suite and investment capabilities to serve an increasingly diverse clientele. Guided by our “Global Network, Local Depth” approach, we will leverage our multi-jurisdictional presence to source premium, globally diversified investment opportunities while deepening our local market expertise. As our client base expands, we plan to further diversify our RMB- and USD-denominated offerings and optimize our global asset-allocation frameworks to deliver competitive portfolios. In the primary market, we will expand our distinctive ecosystem of top-tier product and investment partners to craft bespoke strategies and secure exclusive opportunities. In the secondary market, we will harness our global research and investment expertise to identify leading strategies from top-tier fund managers, thereby strengthening our capacity to deliver robust and adaptive asset-allocation solutions.

Third, maintaining operational excellence and structural efficiency remains paramount as we pursue sustainable growth. The disciplined cost-optimization initiatives and the integration of AI-driven advisory workflows executed since late 2025 have played an instrumental role in navigating the current economic landscape. We believe these structural improvements provide a robust foundation for sustainable margin expansion as revenue rebounds and growth accelerates.

Looking ahead, supported by our strengthened operational foundation, clear strategic vision, robust balance sheet, and healthy cash reserves, we remain highly confident in our ability to navigate market shifts, deliver sustainable growth, and create long-term value for our clients and Shareholders.

MANAGEMENT DISCUSSION AND ANALYSIS

Revenues

To provide a clearer understanding of the financial performance and strategic development of our businesses, we present our revenues across six Mainland China and international business segments, together with those attributable to our headquarters. This presentation reflects the nature of our current business operations and organizational structure, facilitates effective resource allocation and provides investors with greater insight into the performance of our various businesses. The details of the revenue of the Group under the six Mainland China and international business segments, together with headquarters, are as follows:

	For the Six Months Ended June 30,
	2025 (Unaudited)	2026 (Unaudited)	Change (%)
	(RMB in thousands)
Revenues
Mainland China public securities(1)*
One-time commissions	35,497	39,163	10.3%
Recurring service fees	195,801	199,231	1.8%
Performance-based income	29,487	178,856	506.6%
Total revenue for Mainland China public securities	260,785	417,250	60.0%

Mainland China asset management(2)*
One-time commissions	381	1,055	176.9%
Recurring service fees	342,631	287,987	(15.9)%
Performance-based income	1,353	51,490	3,705.6%
Total revenue for Mainland China asset management	344,365	340,532	(1.1)%

Mainland China insurance(3)*
One-time commissions	13,673	3,394	(75.2)%
Total revenue for Mainland China insurance	13,673	3,394	(75.2)%

International wealth management(4)*
One-time commissions	176,694	94,585	(46.5)%
Recurring service fees	79,303	86,436	9.0%
Other service fees	35,403	11,938	(66.3)%
Total revenue for international wealth management	291,400	192,959	(33.8)%

International asset management(5)*
One-time commissions	14,318	16,377	14.4%
Recurring service fees	185,041	171,951	(7.1)%
Performance-based income	20,868	9,679	(53.6)%
Total revenue for international asset management	220,227	198,007	(10.1)%

	For the Six Months Ended June 30,
	2025	2026	Change
	(Unaudited)	(Unaudited)	(%)
	(RMB in thousands)
International insurance and comprehensive services(6)*
One-time commissions	74,076	46,994	(36.6)%
Other service fees	15,172	31,244	105.9%
Total revenue for international insurance and comprehensive services	89,248	78,238	(12.3)%

Headquarters(7)*
Other service fees	35,024	26,412	(24.6)%
Total revenue for headquarters	35,024	26,412	(24.6)%

Total Revenues	1,254,722	1,256,792	0.2%

Notes:

(1)	Operates under the Noah Upright brand.

(2)	Operates under the Gopher Asset Management brand.

(3)	Operates under the Glory brand.

(4)	Operates under the ARK Wealth Management brand.

(5)	Operates under the Olive Asset Management brand.

(6)	Operates under the Glory Family Heritage brand.

(7)	Headquarters reflects revenue generated from corporate operations at the Company’s headquarters as well as administrative costs and expenses that were not directly allocated to the aforementioned six business segments.

*	For classification of the Group’s business segments for the purposes of this announcement, “international” refers to business activities conducted in, or relating to, countries and regions outside Mainland China. The business segments now referred to as “Mainland China public securities,” “Mainland China asset management,” “Mainland China insurance,” “international wealth management,” “international asset management” and “international insurance and comprehensive services” were previously referred to as “domestic public securities,” “domestic asset management,” “domestic insurance,” “overseas wealth management,” “overseas asset management” and “overseas insurance and comprehensive services,” respectively. These are changes in segment names only and do not involve any material change in the nature or scope of the underlying business activities included in the respective segments. Accordingly, the financial and operating information presented under the renamed segments remains comparable to the corresponding information previously presented under the former segment names.

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Mainland China public securities

Our Mainland China public securities business distributes mutual funds and private secondary products. Total revenue from this business increased by 60.0%, from RMB260.8 million for the six months ended June 30, 2025 to RMB417.3 million for the six months ended June 30, 2026, primarily due to a substantial increase in performance-based income generated from Mainland China private secondary products.

Mainland China asset management

Our Mainland China asset management business manages RMB-denominated private equity funds and private secondary products. Total revenue from this business decreased by 1.1%, from RMB344.4 million for the six months ended June 30, 2025 to RMB340.5 million for the six months ended June 30, 2026. The decrease in recurring service fees was substantially offset by higher performance-based income.

Mainland China insurance

Our Mainland China insurance business distributes insurance products, consisting primarily of life and health insurance products. Total revenue from this business decreased by 75.2%, from RMB13.7 million for the six months ended June 30, 2025 to RMB3.4 million for the six months ended June 30, 2026, primarily due to a decrease in the distribution of Mainland China insurance products.

International wealth management

Our international wealth management business provides offline and online wealth management services. Total revenue from this business decreased by 33.8%, from RMB291.4 million for the six months ended June 30, 2025 to RMB193.0 million for the six months ended June 30, 2026, primarily due to lower one-time commissions and other service fees, partially offset by higher recurring service fees.

International asset management

Our international asset management business manages USD-denominated private equity funds and private secondary products. Total revenue from this business decreased by 10.1%, from RMB220.2 million for the six months ended June 30, 2025 to RMB198.0 million for the six months ended June 30, 2026, primarily due to lower recurring service fees and performance-based income, partially offset by higher one-time commissions.

International insurance and comprehensive services

Our international insurance and comprehensive services business provides insurance, trust and other comprehensive international services. Total revenue from this business decreased by 12.3%, from RMB89.2 million for the six months ended June 30, 2025 to RMB78.2 million for the six months ended June 30, 2026. The decrease is primarily attributable to lower one-time commissions, partially offset by higher other service fees.

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Headquarters

The headquarters category comprises revenue generated from corporate operations at the Company’s headquarters, as well as costs and expenses not directly allocated to the six business segments. Total revenue attributable to headquarters decreased by 24.6%, from RMB35.0 million for the six months ended June 30, 2025 to RMB26.4 million for the six months ended June 30, 2026, primarily due to lower other service fees.

Operating Costs and Expenses

Our financial condition and operating results are directly affected by our operating costs and expenses, which primarily consist of compensation and benefits expenses, selling expenses, general and administrative expenses, provisions for credit losses and other operating expenses, partially offset by government subsidies. Our operating costs and expenses are affected by various factors, including employee headcount and compensation levels, rental expenses and certain non-cash charges.

Consistent with the presentation of revenues, we present our operating costs and expenses across six Mainland China and international business segments, together with those attributable to our headquarters, to provide a comprehensive view of the cost and expense profile of each business segment.

	For the Six Months Ended June 30,
	2025	2026	Change
	(Unaudited)	(Unaudited)	(%)
	(RMB in thousands)
Mainland China public securities	56,399	68,805	22.0%
Mainland China asset management	53,117	45,841	(13.7)%
Mainland China insurance	36,936	10,573	(71.4)%
International wealth management	205,562	170,807	(16.9)%
International asset management	57,482	77,337	34.5%
International insurance and comprehensive services	56,724	59,247	4.4%
Headquarters	430,841	360,797	(16.3)%

Total operating costs and expenses	897,061	793,407	(11.6)%

Mainland China public securities

Operating costs and expenses for the Mainland China public securities business increased by 22.0%, from RMB56.4 million for the six months ended June 30, 2025 to RMB68.8 million for the six months ended June 30, 2026, primarily due to higher commissions paid, which is in line with the increase in net revenues, as well as lower government subsidies.

Mainland China asset management

Operating costs and expenses for the Mainland China asset management business decreased by 13.7%, from RMB53.1 million for the six months ended June 30, 2025 to RMB45.8 million for the six months ended June 30, 2026, primarily due to disciplined cost management and lower compensation and benefits expenses.

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Mainland China insurance

Operating costs and expenses for the Mainland China insurance business decreased by 71.4%, from RMB36.9 million for the six months ended June 30, 2025 to RMB10.6 million for the six months ended June 30, 2026, broadly in line with the decrease in revenue from this business.

International wealth management

Operating costs and expenses for the international wealth management business decreased by 16.9%, from RMB205.6 million for the six months ended June 30, 2025 to RMB170.8 million for the six months ended June 30, 2026, primarily due to lower relationship manager compensation expenses, broadly in line with lower one-time commission revenue.

International asset management

Operating costs and expenses for the international asset management business increased by 34.5%, from RMB57.5 million for the six months ended June 30, 2025 to RMB77.3 million for the six months ended June 30, 2026, primarily due to higher compensation and benefits expenses associated with the expansion of this business.

International insurance and comprehensive services

Operating costs and expenses for the international insurance and comprehensive services business increased by 4.4%, from RMB56.7 million for the six months ended June 30, 2025 to RMB59.2 million for the six months ended June 30, 2026, primarily reflecting continued investment in the commission-only broker network.

Headquarters

Operating costs and expenses attributable to headquarters decreased by 16.3%, from RMB430.8 million for the six months ended June 30, 2025 to RMB360.8 million for the six months ended June 30, 2026, primarily due to lower compensation and benefits expenses and a lower provision for credit losses relating to the suspended lending business.

Compensation and Benefits

Compensation and benefits primarily comprise salaries and commissions for relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses, and bonuses related to performance-based income. Total compensation and benefits decreased by 12.7%, from RMB603.2 million for the six months ended June 30, 2025 to RMB526.8 million for the six months ended June 30, 2026. The decrease primarily reflected compensation and headcount management measures and improvements in operating efficiency supported by the broader adoption of technology and AI-enabled tools. The changes in compensation and benefits across the Group’s business segments and headquarters are discussed below.

Mainland China public securities

Compensation and benefits for Mainland China public securities increased by 11.1%, from RMB61.9 million for the six months ended June 30, 2025 to RMB68.8 million for the six months ended June 30, 2026, primarily due to higher commissions paid, consistent with the increase in revenue generated by this segment.

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Mainland China asset management

Compensation and benefits for Mainland China asset management decreased by 26.4%, from RMB57.8 million for the six months ended June 30, 2025 to RMB42.6 million for the six months ended June 30, 2026, primarily due to lower performance-related compensation for investment professionals associated with the relatively stable AUM of the segment.

Mainland China insurance

Compensation and benefits for Mainland China insurance decreased by 77.1%, from RMB27.9 million for the six months ended June 30, 2025 to RMB6.4 million for the six months ended June 30, 2026. The decrease was broadly consistent with the decrease in revenue from the distribution of Mainland China insurance products.

International wealth management

Compensation and benefits for international wealth management decreased by 17.3%, from RMB173.8 million for the six months ended June 30, 2025 to RMB143.7 million for the six months ended June 30, 2026. In particular, relationship manager compensation decreased by RMB28.2 million compared with the corresponding period in 2025, broadly consistent with the decrease in one-time commissions from the distribution of international investment products and the reduction in the number of relationship managers in this segment from 107 as of June 30, 2025 to 56 as of June 30, 2026.

International asset management

Compensation and benefits for international asset management increased by 47.9%, from RMB42.5 million for the six months ended June 30, 2025 to RMB62.9 million for the six months ended June 30, 2026, primarily due to higher fixed salaries and bonuses for investment professionals.

International insurance and comprehensive services

Compensation and benefits for international insurance and comprehensive services decreased by 18.6%, from RMB35.7 million for the six months ended June 30, 2025 to RMB29.1 million for the six months ended June 30, 2026, primarily due to lower compensation costs associated with the insurance business, broadly in line with the decrease in net revenues from insurance products.

Headquarters

Compensation and benefits attributable to headquarters decreased by 14.8%, from RMB203.5 million for the six months ended June 30, 2025 to RMB173.4 million for the six months ended June 30, 2026. The decrease was primarily attributable to lower share-based compensation expenses and a reduction in headcount across corporate functions, following continued organizational streamlining and the broader adoption of technology and AI-enabled tools.

13

Selling Expenses

Our selling expenses primarily include expenses associated with the operation of service centers and expenses for online and offline marketing activities. Selling expenses decreased by 18.6% from RMB113.4 million for the six months ended June 30, 2025 to RMB92.3 million for the six months ended June 30, 2026, primarily due to lower service center costs and reduced spending on marketing and client events.

Among the Mainland China business segments, selling expenses for Mainland China insurance decreased by 95.1%, from RMB4.5 million for the six months ended June 30, 2025 to RMB0.2 million for the six months ended June 30, 2026, broadly consistent with the decrease in net revenues generated by this segment.

Among the International business segments, selling expenses for international wealth management decreased by 20.1%, from RMB28.7 million for the six months ended June 30, 2025 to RMB23.0 million for the six months ended June 30, 2026, broadly consistent with the decrease in net revenues generated by this segment.

Selling expenses attributable to headquarters decreased by 16.3%, from RMB51.6 million for the six months ended June 30, 2025 to RMB43.2 million for the six months ended June 30, 2026, primarily due to lower spending on brand marketing activities.

General and Administrative Expenses

Our general and administrative expenses primarily include rental and related expenses for office premises and professional service fees. General and administrative expenses increased by 4.5% from RMB135.6 million for the six months ended June 30, 2025 to RMB141.7 million for the six months ended June 30, 2026, primarily due to higher legal and other professional service fees and continued investment by headquarters in technology and artificial intelligence capabilities.

Movements among the Mainland China and international business segments were not material in aggregate. Among the international business segments, general and administrative expenses for international wealth management decreased by RMB1.5 million compared with the corresponding period in 2025.

General and administrative expenses were incurred predominantly at headquarters, which accounted for 90.3% of the total for the six months ended June 30, 2026. General and administrative expenses attributable to headquarters increased by RMB6.0 million, from RMB121.9 million for the six months ended June 30, 2025 to RMB127.9 million for the six months ended June 30, 2026. Therefore, the overall increase in general and administrative expenses was substantially attributable to headquarters.

Provision for or Reversal of Credit Losses

Provision for or reversal of credit losses represents net changes in allowances for credit losses on loans and other financial assets. We recorded a provision for credit losses of RMB10.8 million during the Reporting Period, representing a decrease of 75.4% from RMB44.0 million for the six months ended June 30, 2025, primarily due to a lower provision for credit losses at headquarters in relation to the suspended lending business.

14

Among the Mainland China business segments, a reversal of credit losses of RMB0.6 million was recorded during the Reporting Period, compared with a reversal of RMB0.2 million for the corresponding period in 2025, primarily attributable to a higher reversal of credit loss allowances on accounts receivable.

Among the international business segments, international insurance and comprehensive services recorded a provision for credit losses of RMB4.3 million during the Reporting Period, compared with a reversal of credit losses of RMB0.1 million for the corresponding period in 2025. The change was primarily attributable to a higher provision for credit losses on accounts receivable.

At headquarters, provision for credit losses decreased by 83.8% from RMB44.3 million for the six months ended June 30, 2025 to RMB7.2 million for the six months ended June 30, 2026, primarily due to a lower provision related to the suspended lending business.

Other Operating Expenses

Our other operating expenses primarily comprise expenses incurred directly in connection with the generation of other service fees. Other operating expenses increased by 61.1%, from RMB24.3 million for the six months ended June 30, 2025 to RMB39.1 million for the six months ended June 30, 2026. The increase primarily reflected the period-on-period effect of a one-off adjustment recorded by Mainland China asset management in the corresponding period in 2025, as well as higher costs incurred by commission-only brokers in connection with the international insurance business.

Among the Mainland China business segments, the principal change was attributable to Mainland China asset management, which recorded other operating expenses of RMB3.0 million during the Reporting Period, compared with a net reversal of RMB5.7 million for the corresponding period in 2025. The change primarily reflected the absence during the Reporting Period of a one-off adjustment recorded in the corresponding period in 2025 that resulted in a net reversal of other operating expenses.

Among the international business segments, other operating expenses for international insurance and comprehensive services increased by 33.0%, from RMB13.7 million for the six months ended June 30, 2025 to RMB18.2 million for the six months ended June 30, 2026. The increase was primarily attributable to higher costs associated with the increased use of commission-only brokers for insurance distribution during the Reporting Period.

Other operating expenses attributable to headquarters remained relatively stable at RMB15.1 million for the six months ended June 30, 2026, compared with RMB15.2 million for the corresponding period in 2025.

Government Subsidies

Our government subsidies are cash subsidies received in the PRC from local governments as incentives for investing and operating in certain local districts. Such subsidies are recorded as an offset to operating costs and expenses. Government subsidies decreased by 25.9% from RMB23.4 million for the six months ended June 30, 2025 to RMB17.4 million for the six months ended June 30, 2026, primarily due to a decrease in government subsidies recognized by Mainland China public securities during the Reporting Period.

15

Income from Operations

As a result of the foregoing, income from operations increased by 30.3%, from RMB347.0 million for the six months ended June 30, 2025 to RMB452.2 million for the six months ended June 30, 2026. The increase was primarily attributable to an 11.6% decrease in operating costs and expenses, including a 12.7% decrease in compensation and benefits expenses.

Other Income

Total other income increased by 7.0%, from RMB69.9 million for the six months ended June 30, 2025 to RMB74.9 million for the six months ended June 30, 2026. The increase was primarily attributable to a shift from investment loss to investment income, partially offset by lower interest income and higher other expenses.

Income (Loss) from Equity in Affiliates

We recorded a loss from equity in affiliates of RMB10.4 million for the six months ended June 30, 2026, compared with income from equity in affiliates of RMB35.7 million for the six months ended June 30, 2025, primarily due to fair value changes in the underlying investments held by certain affiliates.

Net Income

As a result of the foregoing, net income increased by 9.7%, from RMB328.4 million for the six months ended June 30, 2025 to RMB360.1 million for the six months ended June 30, 2026.

Liquidity and Capital Resources

We finance our operations primarily through cash generated from our operating activities. Our principal use of cash for the Reporting Period was for operating, investing and financing activities. As of June 30, 2026, we had RMB4,322.7 million in cash and cash equivalents, consisting of cash on hand, demand deposits, fixed term deposits and money market funds which are unrestricted as to withdrawal and use. As of June 30, 2026, our cash and cash equivalents of RMB13.8 million were held by the consolidated funds, which although not legally restricted, are not available to our general liquidity needs as the use of such funds is generally limited to the investment activities of the consolidated funds. We believe that our current cash and anticipated cash flow from operations will be sufficient to meet our anticipated cash needs, including our cash needs for at least the next 12 months. We may, however, need additional capital in the future to address unforeseen business conditions or other developments, including any potential investments or acquisitions we may pursue.

Significant Investments

The Company did not make or hold any significant investments during the six months ended June 30, 2026.

Material Acquisitions and Disposals

During the Reporting Period, the Company did not conduct any material acquisitions or disposals of subsidiaries or affiliated companies.

16

Pledge of Assets

As of June 30, 2026, the Group did not have any pledged assets (as of December 31, 2025: nil).

Future Plans for Material Investments or Capital Assets

As of June 30, 2026, the Group did not have detailed future plans for material investments or acquisitions of capital assets.

Gearing Ratio

As of June 30, 2026, the Company’s gearing ratio (i.e., total liabilities divided by total assets, expressed as a percentage) was 18.5% (as of December 31, 2025: 15.0%).

Accounts Receivable

Accounts receivable represent amounts invoiced or we have the right to invoice. As we are entitled to unconditional right to consideration in exchange for services transferred to customers, we therefore do not recognize any contract asset. As of June 30, 2026, 84.4% of the balance of our accounts receivable was within one year (as of December 31, 2025: 90.5%).

Accounts Payable

Accounts payable represent amounts owed to suppliers and service providers for goods and services received in the ordinary course of business that remained unpaid. As of June 30, 2026, as the Group had no trade payables, the Group had no accounts payable (as of December 31, 2025: nil).

Foreign Exchange Exposure

As a result of our operations across multiple jurisdictions, we are exposed to foreign exchange risk arising from transactions and financial assets and liabilities denominated in currencies other than the functional currencies of the relevant Group entities, particularly fluctuations between the Renminbi and the U.S. dollar. A portion of our financial assets is denominated in U.S. dollars, while the Renminbi is our reporting currency. We have not used forward exchange contracts or foreign currency borrowings to hedge our foreign currency exposure. Although we may consider entering into hedging transactions in the future, suitable hedging instruments may not always be available or effective, and we may be unable to hedge our exposure adequately or at all. Our ability to manage foreign exchange exposure may also be affected by applicable PRC regulations governing the conversion of Renminbi into foreign currencies. Accordingly, material fluctuations in exchange rates, particularly between the Renminbi and the U.S. dollar, may adversely affect our cash flows, earnings and financial position, as well as the value of, and dividends payable on, our Shares and/or ADSs. For example, an appreciation of the Renminbi against the U.S. dollar could increase the U.S. dollar cost of Renminbi-denominated investments or expenditures where we are required to convert U.S. dollars into Renminbi. It could also result in foreign currency translation losses when our U.S. dollar-denominated financial assets are translated into Renminbi for financial reporting purposes. Conversely, an appreciation of the U.S. dollar against the Renminbi could increase the Renminbi cost of U.S. dollar-denominated payments, including payments relating to dividends, strategic acquisitions or investments and other business purposes.

17

Contingent Liabilities

As of June 30, 2026, we had contingent liabilities of RMB454.5 million in relation to the unsettled Camsing Incident (as of December 31, 2025: RMB505.5 million). For further details, please refer to Notes 7 and 8 to the condensed consolidated financial statements in this announcement.

Save as disclosed above and in “Material Litigation” in the section headed “Other Information” in this announcement, no material contingent liabilities, guarantees or any litigation against us, in the opinion of our Directors, are likely to have a material and adverse effect on our business, financial condition or results of operations as of June 30, 2026.

Capital Expenditures and Capital Commitment

Our capital expenditures primarily comprise purchases of property and equipment and costs associated with the renovation and upgrading of newly purchased office premises. Our capital expenditures decreased from RMB48.2 million for the six months ended June 30, 2025 to RMB19.4 million for the six months ended June 30, 2026, primarily because the corresponding period in 2025 included higher expenditures relating to the renovation and upgrading of our offices in Hong Kong. As of June 30, 2026, we did not have any material capital expenditure commitments or other material cash requirements relating thereto outside our ordinary course of business (as of December 31, 2025: nil).

Loans and Borrowings

The Group had no outstanding loans, overdrafts or borrowings from banks or any other financial institutions as of June 30, 2026 (as of December 31, 2025: nil).

Employees and Remuneration

As of June 30, 2026, the Company had a total of 1,582 employees. The following table sets out a breakdown of our full-time employees by business and function as of June 30, 2026:

Business or Function	Number of Employees	% of Total
PRC
Mainland China public securities	279	17.6
Mainland China asset management	151	9.5
Mainland China insurance	19	1.2

International
International wealth management	130	8.2
International asset management	96	6.1
International insurance and comprehensive services	93	5.9

Headquarters
Business development	400	25.3
Middle and back office support	414	26.2

Total	1,582	100.0

18

We believe we offer our employees competitive compensation packages and a dynamic work environment that encourages initiative and is based on merit. As a result, we have generally been able to attract and retain qualified personnel and maintain a stable core management team.

The remuneration package of our employees includes salaries and commissions for our relationship managers, salaries and bonuses for investment professionals and other employees, share-based compensation expenses for our employees and Directors, and bonuses related to performance-based income.

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including endowment insurance, unemployment insurance, maternity insurance, employment injury insurance, medical insurance and housing provident fund. We enter into standard labor, confidentiality and non-compete agreements with our employees. The non-compete restricted period typically expires two years after the termination of employment, and we agree to compensate the employee with a certain percentage of his or her pre-departure salary during the restricted period.

We believe that we maintain a good working relationship with our employees, and we have not experienced any significant labor disputes during the Reporting Period.

We have been continuously investing in training and education programs for employees. We provide formal and comprehensive company-level and department-level training to our new employees, followed by on-the-job training. We also provide training and development programs to our employees from time to time to ensure their awareness and compliance with our various policies and procedures. Some of the training is conducted jointly by departments serving different functions but working with or supporting each other in our day-to-day operations.

The Company has also adopted the 2022 Share Incentive Plan. Further details in respect of the 2022 Share Incentive Plan are set out in the Company’s circular dated November 14, 2022.

OTHER INFORMATION

Compliance with the Corporate Governance Code

The Board is committed to achieving high corporate governance standards. The Board believes that high corporate governance standards are essential in providing a framework for the Company to safeguard the interests of Shareholders and to enhance corporate value and accountability.

During the Reporting Period, we have complied with all the code provisions of the Corporate Governance Code save for the following. The Board will review the corporate governance structure and practices from time to time and shall make necessary arrangements when the Board considers appropriate.

Code Provision B.3.5 of the Corporate Governance Code requires issuers to appoint at least one director of a different gender to the nomination committee. During the Reporting Period, the composition of the Corporate Governance and Nominating Committee comprised directors of the same gender, who are three highly qualified female Directors. The Board believes that the underlying policy intent of this code provision – to promote gender diversity and mitigate the risk of historically male-dominated governance structures – is effectively satisfied by our current composition. Consequently, the Board considers that the spirit and objective of the code provision have been fully observed. The Board will continue to evaluate the committee’s composition from time to time and will factor in gender diversity, alongside requisite expertise and experience, when identifying suitable candidates in the future.

19

Compliance with the Model Code for Securities Transactions by Directors

The Company had implemented the Management Control Measures on Material Non-Public Information and the Policy on Prohibition of Insider Dealing (the “Code”) and on August 22, 2024, further adopted the Statement of Policies Governing Material Non-Public Information and the Prevention of Insider Trading (the “Statement”) as an amendment to the Code. The Statement, with terms no less exacting than the Model Code, serves as the Company’s own securities dealing code to regulate all dealings by Directors and relevant employees of securities in the Company and other matters covered by the Statement.

Specific enquiry has been made of all the Directors and the relevant employees and they have confirmed that they have complied with the Model Code and the Statement during the Reporting Period.

Purchase, Sale or Redemption of the Company’s Listed Securities

On August 29, 2024, the Board authorized a share repurchase program (the “Share Repurchase Program”), under which the Company may repurchase up to US$50 million of its ADSs or Shares, effective on the same date. The authorized term for carrying out the Share Repurchase Program is two years. For further details of the Share Repurchase Program, please refer to the Company’s announcement dated August 29, 2024.

During the Reporting Period, the Company repurchased a total of 1,816,751 ADSs (representing 9,083,755 Shares) on the NYSE for cancellation for an aggregate consideration of US$20,421,177.21 (before expenses), of which nil has been canceled as of June 30, 2026. The repurchase was effectuated by the Board for the enhancement of shareholder value in the long term. As all ADSs repurchased by the Company during the Reporting Period were for the purpose of cancellation rather than to be held in treasury, the Company did not hold any treasury shares as of June 30, 2026. Particulars of the repurchases made by the Company during the Reporting Period are as follows:

NYSE

Month (U.S. Eastern Time)	No. of ADS repurchased	No. of Shares equivalent to the ADS	Highest price paid (per ADS)	Lowest price paid (per ADS)	Aggregate consideration paid (before expenses)
			(US$)	(US$)	(US$)
January 2026	535,327	2,676,635	12.00	10.22	6,059,724.68
February 2026	357,127	1,785,635	12.00	11.17	4,212,609.99
March 2026	723,181	3,615,905	11.99	9.79	8,143,000.88
April 2026	198,693	993,465	10.00	9.87	1,981,615.24
May 2026	2,423	12,115	10.00	9.97	24,226.42

Total	1,816,751	9,083,755			20,421,177.21

On July 7, 2026 (U.S Eastern Time), the Company cancelled 9,378,935 Shares, underlying the 1,875,787 ADSs repurchased on the NYSE from December 23, 2025 to May 27, 2026 (U.S. Eastern Time) for cancellation, after evaluating the then market conditions as well as the Company’s capital management plan. The Company did not hold any treasury shares as of the date of this announcement.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Hong Kong Stock Exchange or any other stock exchanges (including sale of treasury shares (as defined in the Hong Kong Listing Rules)) during the Reporting Period.

Material Litigation

Reference is made to the Company’s 2025 annual report in relation to the legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident. In December 2025, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission (Shanghai International Arbitration Center) (the “SHIAC”) in respect of such proceedings, pursuant to which, Shanghai Gopher was ordered to compensate the relevant investors, all of whom are Affected Clients (as defined below) for 70% of their principal investments, while their claims for interest or investment returns were not supported.

As of June 30, 2026, 15 legal proceedings (including arbitration proceedings) against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident remained pending, involving an aggregate claimed investment amount of approximately RMB77.4 million. Subsequent to June 30, 2026 and up to the date of this announcement, one additional arbitration case was initiated against Shanghai Gopher and/or its affiliates in connection with the Camsing Incident, involving an additional disputed amount of approximately RMB1.0 million. Based on the arbitration awards issued to date, the management of the Group assessed the possible outcomes of the pending proceedings and made appropriate adjustments to the relevant contingent liabilities.

As of the date of this announcement, SHIAC had issued similar arbitration awards in respect of an aggregate of 96 independent cases, involving 94 Affected Clients (as defined below)3 and with an aggregate disputed amount of approximately RMB305.8 million.

Save as disclosed above, we were not a party to, and we were not aware of any judicial, arbitration or administrative proceedings that were pending or threatened against our Group during the six months ended June 30, 2026, that, in the opinion of our Directors, were likely to have a material adverse effect on our business, financial condition or results of operations. We may from time to time be involved in litigation and claims incidental to the conduct of our business.

Settlement under the Settlement Arrangements

The Company voluntarily offered ex gratia settlement arrangements to the 818 affected clients (the “Affected Clients”) in connection with the Camsing Incident (as defined in the Prospectus), comprising the RSU Settlement Plans and the Cash Settlement Plan described below.

RSU Settlement Plans

Reference is made to the Company’s 2025 annual report and its circular dated April 30, 2026 (the “2026 AGM Circular”).

3	The number of independent cases is presented without deduplicating the Affected Clients involved. Two Affected Clients were each involved in two separate cases relating to separate fund investments. Accordingly, the 96 independent cases involved 94 Affected Clients on a deduplicated basis.

Prior to the Listing Date, the Company voluntarily offered two RSU vesting plans (Plan A and Plan B), to the Affected Clients (collectively, the “Previous RSU Settlement Plan”). As of the Listing Date, 595 of the 818 Affected Clients had accepted settlement offers under the Previous RSU Settlement Plan. In 2024, the Company voluntarily offered a further RSU settlement plan to the remaining 223 Affected Clients (the “New RSU Settlement Plan” and, together with the Previous RSU Settlement Plan, the “RSU Settlement Plans”). As of June 30, 2026, eight of those 223 Affected Clients had accepted settlement offers under the New RSU Settlement Plan. Accordingly, as of June 30, 2026, a total of 603 Affected Clients had accepted settlement offers under the RSU Settlement Plans (the “RSU Settlement Clients”), while the remaining 215 Affected Clients had not accepted a settlement offer under either of the RSU Settlement Plans (the “Remaining Affected Clients”). Under the RSU Settlement Plans, each Affected Client who accepted a settlement offer would receive RSUs subject to the applicable vesting schedule, with the corresponding Shares to be issued upon vesting of such RSUs.

Reference is made to the 2026 AGM Circular and the poll results announcement of the Company in relation to the annual general meeting held on June 11, 2026 (the “2026 AGM”). Pursuant to an ordinary resolution passed by the Shareholders at the 2026 AGM, the Board was authorized to effect the accelerated vesting of all RSUs granted to the RSU Settlement Clients and remaining outstanding as of the date of the relevant Board resolution (the “Accelerated Vesting”). Under the Accelerated Vesting, all such outstanding RSUs would vest in full in a single tranche, except for any RSUs that had vested or were due to vest in accordance with their original vesting schedules before the relevant Board resolution. The Accelerated Vesting involved the allotment and issue of up to 15,373,813 Shares. The Shareholders also approved the allotment and issue of up to 11,575,680 Shares upon the grant and vesting of up to 1,157,568 RSUs to any of the Remaining Affected Clients who may accept a settlement offer under the New RSU Settlement Plan before the conclusion of the Company’s next annual general meeting.

During the Reporting Period and from June 30, 2026 up to the date of this announcement, none of the Remaining Affected Clients accepted a settlement offer under the New RSU Settlement Plan.

During the Reporting Period, (i) 17,833 RSUs involving 178,330 Shares, represented by 35,666 ADSs, vested in accordance with their original vesting schedules, and the corresponding Shares were issued on June 2, 2026 (U.S. Eastern Time); and (ii) pursuant to the Accelerated Vesting approved at the 2026 AGM, all RSUs remaining outstanding under the RSU Settlement Plans vested in full in a single tranche, and 15,195,483 Shares were issued on June 27, 2026 (U.S. Eastern Time).

As of June 30, 2026, an aggregate of 3,770,377 RSUs involving 37,703,770 Shares, represented by 7,540,754 ADSs, had been granted to the RSU Settlement Clients under the RSU Settlement Plans. All such RSUs had vested, and no RSUs granted under the RSU Settlement Plans remained outstanding. From June 30, 2026 and up to the date of this announcement, no additional RSUs had been granted or vested under the RSU Settlement Plans.

Cash Settlement Plan

During the second quarter of 2026, the Company, through relevant Group entities, voluntarily offered an ex gratia cash settlement plan to the 215 Remaining Affected Clients, including those involved in arbitration proceedings relating to the Camsing Incident (the “Cash Settlement Plan”).

Under the Cash Settlement Plan, each Remaining Affected Client may elect to settle their claims in cash through either a one-off lump-sum payment or installment payments. Participation in the Cash Settlement Plan is voluntary and subject to the relevant Remaining Affected Client entering into a settlement agreement with the relevant Group entities, pursuant to which such Affected Client agrees to release the Group from claims arising out of or in connection with the Camsing Incident. The Cash Settlement Plan is offered on an ex gratia basis and does not constitute an admission of liability by the Company or any other member of the Group. The Company may, at its discretion, vary or withdraw the Cash Settlement Plan.

During the Reporting Period, 21 of the 215 Remaining Affected Clients entered into settlement agreements under the Cash Settlement Plan. From June 30, 2026 and up to the date of this announcement, an additional 47 Remaining Affected Clients entered into such settlement agreements. Accordingly, as of the date of this announcement, a total of 68 Remaining Affected Clients had entered into settlement agreements under the Cash Settlement Plan, leaving 147 Affected Clients who had neither accepted a settlement offer under the RSU Settlement Plans nor entered into a settlement agreement under the Cash Settlement Plan.

Events after the Reporting Period

Save as disclosed in this announcement, there were no significant events that might materially affect the Group after June 30, 2026 and immediately before the date of this announcement.

Interim Dividend

The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2026.

Review of the Interim Results

The Audit Committee has reviewed the unaudited interim results of the Group for the six months ended June 30, 2026. In addition, the independent auditor of the Company, Deloitte Touche Tohmatsu, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2026 in accordance with Hong Kong Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity.”

PUBLICATION OF THE INTERIM RESULTS ANNOUNCEMENT AND INTERIM REPORT

This interim results announcement is published on the websites of the Hong Kong Stock Exchange (www.hkexnews.hk) and the Company (ir.noahgroup.com). The interim report for the six months ended June 30, 2026 containing all the information required by Appendix D2 of the Hong Kong Listing Rules will be dispatched to the Shareholders as per the Company’s corporate communications arrangement and made available for review on the same websites in due course.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amount in Thousands, Except Share and Per Share Data)

		Six Months Ended June 30,
	Notes	2025 RMB	2026 RMB	2026 US$
		(Unaudited)	(Unaudited)	(Unaudited)
Revenues:
Revenues from others
One-time commissions		309,458	199,745	29,439
Recurring service fees		313,643	303,427	44,720
Performance-based income		27,878	177,163	26,111
Other service fees		85,599	69,594	10,257

Total revenues from others		736,578	749,929	110,527

Revenues from funds Gopher/Olive[1] manages
One-time commissions		5,181	1,823	269
Recurring service fees		489,133	442,178	65,169
Performance-based income		23,830	62,862	9,265

Total revenues from funds Gopher/Olive[1] manages		518,144	506,863	74,703

Total revenues	3	1,254,722	1,256,792	185,230
Less: VAT related surcharges		(10,627)	(11,142)	(1,642)

Net revenues		1,244,095	1,245,650	183,588

Operating cost and expenses:
Compensation and benefits
Relationship manager compensation		(246,284)	(201,908)	(29,758)
Other compensations		(356,878)	(324,941)	(47,890)

Total compensation and benefits		(603,162)	(526,849)	(77,648)
Selling expenses		(113,383)	(92,289)	(13,602)
General and administrative expenses		(135,637)	(141,684)	(20,882)
Provision for credit losses		(44,038)	(10,839)	(1,597)
Other operating expenses, net		(24,275)	(39,104)	(5,763)
Government subsidies		23,434	17,358	2,558

Total operating cost and expenses		(897,061)	(793,407)	(116,934)

Income from operations		347,034	452,243	66,654

		Six Months Ended June 30,
	Notes	2025 RMB	2026 RMB	2026 US$
		(Unaudited)	(Unaudited)	(Unaudited)
Other income:
Interest income		66,306	62,495	9,211
Investment (loss) income		(7,668)	39,789	5,864
Reversal of contingent litigation expenses	7	343	4,952	730
Other income (loss)		10,967	(32,371)	(4,771)

Total other income		69,948	74,865	11,034

Income before taxes and income from equity in affiliates		416,982	527,108	77,688
Income tax expense	4	(124,295)	(156,604)	(23,081)
Income (loss) from equity in affiliates		35,669	(10,426)	(1,537)

Net income		328,356	360,078	53,070
Less: net income attributable to non-controlling interests		816	3,180	469

Net income attributable to Noah Holdings Private Wealth And Asset Management Limited shareholders		327,540	356,898	52,601

Net income per share:	5
Basic		0.94	1.04	0.15
Diluted		0.93	1.03	0.15
Weighted average number of shares used in computation:
Basic		349,281,037	343,432,880	343,432,880
Diluted		351,937,458	346,558,712	346,558,712

Note 1:	Gopher/Olive refers to the Group’s subsidiaries and consolidated variable interest entities (“VIEs”) under the brands Gopher Asset Management and Olive Asset Management, through which the Group manages investments with underlying assets to better meet the diversified asset allocation and alternative investment demands of high net worth individuals and/or corporate entities.

The accompanying notes are an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(Amount in Thousands)

	Six Months Ended June 30,
	2025	2026	2026
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net income	328,356	360,078	53,070
Other comprehensive income (loss), net of tax
Foreign currency translation adjustments	(87,598)	(117,904)	(17,377)
Fair value fluctuation of available for sale Investment	469	354	52

Total other comprehensive income (loss), net of tax	(87,129)	(117,550)	(17,325)

Comprehensive income	241,227	242,528	35,745
Less: comprehensive income attributable to non-controlling interests	509	3,627	535

Comprehensive income attributable to Noah Holdings Private Wealth and Asset Management Limited shareholders	240,718	238,901	35,210

The accompanying note is an integral part of these condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in Thousands, Except Share and Per Share Data)

		As of
	Notes	December 31, 2025 RMB	June 30, 2026 RMB	June 30, 2026 US$
		(Audited)	(Unaudited)	(Unaudited)
Assets
Current assets:
Cash and cash equivalents		4,360,918	4,322,663	637,082
Restricted cash		11,143	10,183	1,501
Short-term investments		657,563	711,704	104,892
Accounts receivable, net	6	420,132	323,537	47,683
Amounts due from related parties, net		596,800	826,165	121,762
Loans receivable, net		112,416	133,506	19,676
Other current assets		201,573	248,491	36,623

Total current assets		6,360,545	6,576,249	969,219

Long-term investments		1,172,012	1,051,622	154,990
Investment in affiliates		1,326,131	1,157,714	170,626
Property and equipment, net		2,356,440	2,299,705	338,935
Operating lease right-of-use assets, net		103,027	97,419	14,358
Deferred tax assets		310,287	315,333	46,474
Other non-current assets		112,492	138,862	20,466

Total Assets		11,740,934	11,636,904	1,715,068

Liabilities and Equity
Current liabilities:
Accrued payroll and welfare expenses		407,558	285,789	42,120
Income tax payable		147,510	101,738	14,994
Deferred revenues		54,398	63,086	9,298
Dividend payable	10	–	612,000	90,198
Contingent liabilities	8	505,496	454,531	66,990
Other current liabilities		312,240	306,986	45,244

Total current liabilities		1,427,202	1,824,130	268,844

Deferred tax liabilities		263,608	259,678	38,272
Operating lease liabilities, non-current		60,344	51,022	7,520
Other non-current liabilities		6,820	13,111	1,932

Total Liabilities		1,757,974	2,147,941	316,568

		As of
		December 31,	June 30,	June 30,
		2025	2026	2026
	Notes	RMB	RMB	US$
		(Audited)	(Unaudited)	(Unaudited)
Contingencies	8

Shareholders’ equity:
Ordinary shares (US$0.00005 par value):
1,000,000,000 shares authorized, 335,258,287 shares issued and 333,370,340 shares outstanding as of December 31, 2025 and 1,000,000,000 shares authorized, 352,607,750 shares issued and 341,649,303 shares outstanding as of June 30, 2026		113	115	17
Treasury stock		(4,102)	(144,976)	(21,367)
Additional paid-in capital		3,973,997	3,991,333	588,250
Retained earnings		5,815,092	5,559,990	819,441
Accumulated other comprehensive income (loss)		41,751	(76,246)	(11,237)

Total Noah Holdings Private Wealth and Asset Management Limited shareholders’ equity		9,826,851	9,330,216	1,375,104
Non-controlling interests		156,109	158,747	23,396

Total Shareholders’ Equity		9,982,960	9,488,963	1,398,500

Total Liabilities and Equity		11,740,934	11,636,904	1,715,068

The accompanying notes are an integral part of these condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Principal Activities

Noah Holdings Private Wealth and Asset Management Limited (the “Company”), its subsidiaries and consolidated variable interest entities (“VIEs”) (together, the “Group”), is a leading and pioneering wealth management service provider in the People’s Republic of China (“PRC”) offering comprehensive one-stop advisory services on global investment and asset allocation primarily for high net wealth (“HNW”) investors. The Group began offering services in 2005 through Shanghai Noah Investment Management Co., Ltd. (“Noah Investment”), a consolidated VIE, founded in the PRC in August 2005.

2.	Summary of Principal Accounting Policies

(a)	Basis of Preparation

The accompanying condensed consolidated financial statements of the Group have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include applicable disclosures required by the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”) and by the Hong Kong Companies Ordinance.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expense during the reporting period. Actual results could differ materially from such estimates. Significant accounting estimates reflected in the Group’s condensed consolidated financial statements include assumptions used to determine valuation allowance for deferred tax assets, allowance for credit losses, fair value measurement of underlying investment portfolios of the funds that the Group invests, fair value of Level 3 investments, assumptions related to the consolidation of entities in which the Group holds variable interests and loss contingencies.

(c)	Foreign Currency Translation

The Company’s reporting currency is Renminbi (“RMB”). The Company’s functional currency is the United States dollar (“U.S. dollar or US$”). The Company’s operations are principally conducted through the subsidiaries and VIEs located in the PRC where RMB is the functional currency. For those subsidiaries and VIEs which are not located in the PRC and have the functional currency other than RMB, the financial statements are translated from their respective functional currencies into RMB.

Assets and liabilities of the Group’s overseas entities denominated in currencies other than the RMB are translated into RMB at the rates of exchange ruling at the balance sheet date. Equity accounts are translated at historical exchange rates and revenues, expenses, gains and losses are translated using the average rate for the period. Translation adjustments are reported as foreign currency translation adjustment and are shown as a separate component of other comprehensive income in the condensed consolidated statements of comprehensive income.

Translations of amounts from RMB into US$ are included solely for the convenience of the readers and have been made at the rate of US$1 = RMB6.7851 on June 30, 2026, representing the certificated exchange rate published by the Federal Reserve Board. No representation is intended to imply that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate, or at any other rate.

3.	Revenues

The Group derives revenue primarily from one-time commissions, recurring service fees and performance-based income paid by clients or investment product providers. The disaggregation of revenues by service lines has been presented in the condensed consolidated statements of operations.

Revenues by timing of recognition are analyzed as follows:

	Six Months Ended June 30,
	(Amount in Thousands)
	2025	2026
	RMB	RMB
	(Unaudited)	(Unaudited)
Revenue recognized at a point in time	424,512	490,621
Revenue recognized over time	830,210	766,171

Total revenues	1,254,722	1,256,792

For the Group’s revenues generated from different geographic locations, please see Note 9 segment information.

4.	Income Taxes

Cayman Islands

Under the current laws of the Cayman Islands, the Company is not subject to tax on its income or capital gains. In addition, the Cayman Islands do not impose withholding tax on dividend payments.

Hong Kong

Under the current Hong Kong Inland Revenue Ordinance, the first HK$2 million of profits earned by the Company’s subsidiaries incorporated in Hong Kong will be taxed at half the current tax rate (i.e. 8.25%) while the remaining profits will continue to be taxed at the existing 16.5% tax rate. The profits of group entities incorporated in Hong Kong not qualifying for the two-tiered profits tax rates regime will continue to be taxed at a flat rate of 16.5%. In addition, payments of dividends from Hong Kong subsidiaries to their shareholders are not subject to any Hong Kong withholding tax.

PRC

Under the Law of the People’s Republic of China on Enterprise Income Tax (“EIT Law”), domestically-owned enterprises and foreign-invested enterprises (“FIEs”) are subject to a uniform tax rate of 25%. Shanghai Nuorong Information Technology Co., Ltd., a subsidiary of the Company, obtained the approval for preferential income tax rate of 15% due to High and New Technology Enterprise in December 2022 and such preferential income tax rate expired in December 2025.

The tax expense comprises:

	Six Months Ended June 30,
	2025	2026
	RMB	RMB
	(Unaudited)	(Unaudited)
Current Tax	125,857	165,669
Deferred Tax	(1,562)	(9,065)

Total	124,295	156,604

Effective income tax rate	29.81%	29.71%

4.	Income Taxes (Continued)

For interim income tax reporting, the Group estimates its annual effective tax rate and applies it to its year-to-date ordinary income.

5.	Net Income Per Share

The following table sets forth the computation of basic and diluted net income per share attributable to ordinary shareholders:

	Six Months Ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Net income attributable to ordinary shareholders – basic and diluted	327,540	356,898

Weighted average number of ordinary shares outstanding – basic	349,281,037	343,432,880
Plus: effect of dilutive non-vested restricted shares awards	2,656,421	3,125,832

Weighted average number of ordinary shares outstanding – diluted	351,937,458	346,558,712
Basic net income per share	0.94	1.04
Diluted net income per share	0.93	1.03

Shares issuable to the investors of Camsing Incident (as defined in Note 7) are included in the computation of basic earnings per share as the shares will be issued for no cash consideration and all necessary conditions have been satisfied upon the settlement.

Diluted net income per share does not include the following instruments as their inclusion would be antidilutive:

	Six Months Ended June 30,
	2025	2026
	(Unaudited)	(Unaudited)
Non-vested restricted shares awards under share incentive plan	339,609	23,002

Total	339,609	23,002

6.	Accounts Receivables, net

Accounts receivable consisted of the following:

	As of
	December 31,	June 30,
	2025	2026
	RMB	RMB
	(Audited)	(Unaudited)
Accounts receivable, gross	432,142	339,360
Allowance for credit losses	(12,010)	(15,823)

Accounts receivable, net	420,132	323,537

6.	Accounts Receivables, net (Continued)

An aging analysis of accounts receivable, based on invoice date, is as follows:

	As of
	December 31,	June 30,
	2025 RMB	2026 RMB
	(Audited)	(Unaudited)
Within 1 year	391,280	286,251
1-2 years	14,342	22,680
2-3 years	6,870	10,290
3-4 years	4,061	3,295
Over 4 years	15,589	16,844

Accounts receivable, gross	432,142	339,360

7.	Camsing Incident

In July 2019, in connection with certain funds managed (“Camsing Credit Funds” or “Camsing Products”) by Shanghai Gopher Asset Management Co., Ltd. (“Shanghai Gopher”), a consolidated affiliated subsidiary of the Company, it is suspected that fraud had been committed by third parties related to the underlying investments (the “Camsing Incident”). A total of 818 investors were affected, and the outstanding amount of the investments that is potentially subject to repayment upon default amounted to RMB3.4 billion.

RSU Settlement Plan

To preserve the Group’s goodwill with affected investors, it voluntarily made an exgratia settlement offer (the “RSU Settlement Plan”) to affected investors. An affected client accepting the offer shall receive RSUs, which upon vesting will become ordinary shares of the Company, and in return forgo all outstanding legal rights associated with the investment in the Camsing Credit Funds and irrevocably release the Company and all its affiliated entities and individuals from any and all claims immediately, known or unknown, that relate to the Camsing Credit Funds.

On August 24, 2020, the RSU Settlement Plan was approved by the Board of Directors of the Company that a total number of new Class A ordinary shares not exceeding 1.6% of the share capital of the Company has been authorized to be issued each year for a consecutive ten years for the RSU Settlement Plan.

The Group evaluated and concluded the financial instruments to be issued under the RSU Settlement Plan meet equity classification under ASC 815-40-25-10. Therefore, such instruments were initially measured at fair value and recognized as part of additional-paid-in-capital.

As of June 30, 2026, 603 out of the total 818 investors (approximately 73.7%) had accepted settlements under the plan, representing RMB2.6 billion (approximately 76.5%) out of the total outstanding investments of RMB3.4 billion under the Camsing Products, while the remaining 215 affected clients had not accepted a settlement offer under the RSU Settlement Plan (the “Remaining Affected Clients”).

During the six months period ended June 30, 2026, pursuant to an ordinary resolution passed by the shareholders at the 2026 Annual General Meeting, the Board of directors was authorized to effect the accelerated vesting (the “Accelerated Vesting”) of all outstanding RSUs granted to the settled affected clients, such that all such outstanding RSUs would vest in full in a single tranche. During the six months period ended June 30, 2026, (i) 17,833 RSUs involving 178,330 shares, vested in accordance with their original vesting schedules; and (ii) pursuant to the Accelerated Vesting, all RSUs remaining outstanding under the RSU Settlement Plans vested in full in a single tranche, and 15,195,483 shares were issued.

7.	Camsing Incident (Continued)

Contingencies on Camsing Incident

Starting from December 2025 and up to the date of this announcement, Shanghai Gopher received a number of arbitration awards issued by the Shanghai International Economic and Trade Arbitration Commission in respect of legal proceedings in connection with the Camsing Incident, involving a total of 96 independent cases with an aggregate claimed investment amount of approximately RMB305.8 million. Pursuant to the arbitration awards, Shanghai Gopher was ordered to compensate the relevant investors for 70% of their principal investments, while claims for interest or investment returns were not supported. The arbitration awards and the related pending arbitration proceedings relate solely to Shanghai Gopher, which is a lawfully established and independently operated historical business entity, with independent accounting and independent civil liabilities.

As of June 30, 2026, 15 legal proceedings against Shanghai Gopher and/or its affiliates, with an aggregate claimed investment amount over RMB77.4 million were still pending. Subsequent to June 30, 2026 and up to the date of this announcement, one additional arbitration case was initiated against Shanghai Gopher and/or its affiliates, involving an additional claimed investment amount of approximately RMB1.0 million.

Based on the arbitration awards issued to date, the Group assessed the possible outcomes of the pending proceedings and made appropriate adjustments to the relevant contingent liabilities.

Cash Settlement Plan

During the second quarter of 2026, the Company, through relevant Group entities, voluntarily offered an ex gratia cash settlement plan to the 215 Remaining Affected Clients, including those involved in arbitration proceedings relating to the Camsing Incident (the “Cash Settlement Plan”).

Under the Cash Settlement Plan, each Remaining Affected Client may elect to settle its claim in cash, either by way of a single payment or by way of payment in instalments. Acceptance is voluntary and at the election of the Remaining Affected Client, and settlement is conditional upon the Remaining Affected Client entering into a settlement agreement with the relevant member of the Group and releasing its claims against the Group in connection with the Camsing Incident. The Cash Settlement Plan does not constitute an admission of liability on the part of the Company or any member of the Group, is offered at the discretion of the Company and may be varied or withdrawn by the Company.

The investors who had previously accepted the RSU Settlement Plan are unaffected, and their settlement arrangements continue to be governed by the applicable terms of such plan, as modified by the Accelerated Vesting.

During the second quarter of 2026, 21 of the 215 Remaining Affected Clients entered into settlement agreements under the Cash Settlement Plan, involving an aggregate investment amount of approximately RMB76.2 million.

Subsequent to June 30, 2026 and up to the date of this announcement, additional 47 affected investors had entered into settlement agreements under the Cash Settlement Plan, involving an aggregate investment amount of approximately RMB163.7 million.

During the six months ended June 30, 2026, based on the possible outcomes of arbitration proceedings, the actual settlement costs and the settlement plans offered, the Group recognized a reversal of contingent litigation expense of RMB4.9 million and remained a balance of contingent liability amounting to RMB454.5 million as of June 30, 2026.

8.	Contingencies

Camsing Incident

See Note 7 for details of contingencies on Camsing Incident.

Others

The Group is subject to periodic legal or administrative proceedings in the ordinary course of business. Other than those related to the Camsing Incident and the litigation mentioned above, the Group does not have any pending legal or administrative proceedings to which the Group is a party that will have a material effect on its business or financial condition.

9.	Segment Information

The Group uses the management approach to determine operating segments. The management approach considers the internal organization and reporting used by the Group’s chief operating decision maker (“CODM”) for making decisions, allocating resources and assessing performance.

The Group operates in a set of segmentation, including six reportable segments and headquarters. The Group’s CODM has been identified as the chief executive officer, who reviews income (loss) from operations as segment profit/loss measurement to make decisions about allocating resources and assessing performance of the Group. Further, the Group’s CODM reviews and utilizes functional expenses or income, including compensation and benefits, selling expenses, general and administrative expenses, other operating expenses, provision for credit losses and government grants to manage the segments’ operations. The Group’s CODM does not review balance sheet information of the segments.

Segment information of the Group’s business is as follows:

	Six Months Ended June 30, 2026
	Mainland China public securities	Mainland China asset management	Mainland China insurance	International wealth management	International asset management	International insurance and comprehensive services	Headquarters[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	37,510	885	3,394	94,585	16,377	46,994	–	199,745
Recurring service fees	182,807	55,371	–	28,493	36,756	–	–	303,427
Performance-based income	176,285	861	–	–	17	–	–	177,163
Other service fees	–	–	–	11,938	–	31,244	26,412	69,594

Total revenues from others	396,602	57,117	3,394	135,016	53,150	78,238	26,412	749,929
Revenues from funds Gopher/Olive manages
One-time commissions	1,653	170	–	–	–	–	–	1,823
Recurring service fees	16,424	232,616	–	57,943	135,195	–	–	442,178
Performance-based income	2,571	50,629	–	–	9,662	–	–	62,862

Total revenues from funds Gopher/Olive manages	20,648	283,415	–	57,943	144,857	–	–	506,863
Total revenues	417,250	340,532	3,394	192,959	198,007	78,238	26,412	1,256,792
Less: VAT related surcharges	(2,967)	(545)	(12)	–	–	–	(7,618)	(11,142)

Net revenues	414,283	339,987	3,382	192,959	198,007	78,238	18,794	1,245,650

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(57,140)	(10,349)	(1,028)	(104,920)	(20,812)	(7,658)	(1)	(201,908)
Other compensations	(11,677)	(32,205)	(5,360)	(38,793)	(42,061)	(21,399)	(173,446)	(324,941)

Total compensation and benefits	(68,817)	(42,554)	(6,388)	(143,713)	(62,873)	(29,057)	(173,447)	(526,849)
Selling expenses	(5,613)	(2,680)	(220)	(22,958)	(12,891)	(4,736)	(43,191)	(92,289)
General and administrative expenses	(71)	(3,111)	(3,967)	(1,604)	(2,041)	(2,964)	(127,926)	(141,684)
Provision for credit losses	–	646	–	–	–	(4,289)	(7,196)	(10,839)
Other operating (expenses) income, net	(810)	(2,957)	–	(2,532)	468	(18,222)	(15,051)	(39,104)
Government grants	6,506	4,815	2	–	–	21	6,014	17,358

Total operating costs and expenses	(68,805)	(45,841)	(10,573)	(170,807)	(77,337)	(59,247)	(360,797)	(793,407)

Income (loss) from operations	345,478	294,146	(7,191)	22,152	120,670	18,991	(342,003)	452,243

9.	Segment Information (Continued)

Segment information of the Group’s business is as follows: (Continued)

	Six Months Ended June 30, 2025
	Mainland China public securities	Mainland China asset management	Mainland China insurance	International wealth management	International asset management	International insurance and comprehensive services	Headquarters[1]	Total
	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Revenues:
Revenues from others
One-time commissions	30,918	193	13,673	176,404	14,194	74,076	–	309,458
Recurring service fees	171,246	78,819	–	19,074	44,504	–	–	313,643
Performance-based income	27,689	45	–	–	144	–	–	27,878
Other service fees	–	–	–	35,403	–	15,172	35,024	85,599

Total revenues from others	229,853	79,057	13,673	230,881	58,842	89,248	35,024	736,578

Revenues from funds Gopher/Olive manages
One-time commissions	4,579	188	–	290	124	–	–	5,181
Recurring service fees	24,555	263,812	–	60,229	140,537	–	–	489,133
Performance-based income	1,798	1,308	–	–	20,724	–	–	23,830

Total revenues from funds Gopher/Olive manages	30,932	265,308	–	60,519	161,385	–	–	518,144

Total revenues	260,785	344,365	13,673	291,400	220,227	89,248	35,024	1,254,722
Less: VAT related surcharges	(1,533)	(216)	(72)	–	–	–	(8,806)	(10,627)

Net revenues	259,252	344,149	13,601	291,400	220,227	89,248	26,218	1,244,095

Operating costs and expenses:
Compensation and benefits
Relationship manager compensation	(48,215)	(25,712)	(12,606)	(133,090)	(15,066)	(11,595)	–	(246,284)
Other compensations	(13,721)	(32,127)	(15,320)	(40,670)	(27,432)	(24,094)	(203,514)	(356,878)

Total compensation and benefits	(61,936)	(57,839)	(27,926)	(173,760)	(42,498)	(35,689)	(203,514)	(603,162)
Selling expenses	(5,340)	(3,851)	(4,451)	(28,745)	(14,059)	(5,319)	(51,618)	(113,383)
General and administrative expenses	(171)	(2,827)	(4,571)	(3,057)	(936)	(2,151)	(121,924)	(135,637)
Reversal of (provision for) credit losses	119	77	–	–	–	110	(44,344)	(44,038)
Other operating (expenses) income, net	(1,042)	5,687	–	–	–	(13,697)	(15,223)	(24,275)
Government grants	11,971	5,636	12	–	11	22	5,782	23,434

Total operating costs and expenses	(56,399)	(53,117)	(36,936)	(205,562)	(57,482)	(56,724)	(430,841)	(897,061)

Income (loss) from operations	202,853	291,032	(23,335)	85,838	162,745	32,524	(404,623)	347,034

1.	The financial information shown under “Headquarters” represents the revenues and operating cost and expenses generated by the Group’s headquarters which cannot be allocated to the six business segments.

9.	Segment Information (Continued)

The following table summarizes the Group’s revenues generated by the different geographic locations.

	Six Months Ended June 30,
	2025	2026
	RMB	RMB
	(Unaudited)	(Unaudited)
Mainland China	653,848	787,588
Hong Kong	458,756	347,164
Others	142,118	122,040

Total revenues	1,254,722	1,256,792

10.	Dividends

During the six months ended June 30, 2026, the 2025 final dividend of RMB306.0 million and the non-recurring special dividend of RMB306.0 million were approved and declared, but were not paid as of June 30, 2026. By the date of this announcement, all the dividends have been paid. The Company did not make any interim dividend recommendation for the six months ended June 30, 2026.

36

DEFINITIONS AND ACRONYMS

In this announcement, unless the context otherwise requires, the following expressions should have the following meanings:

“2022 Share Incentive Plan”	the 2022 share incentive plan adopted at the annual general meeting held on December 16, 2022, with effect from December 23, 2022, and filed with the SEC on December 23, 2022

“ADS(s)”	American Depositary Shares (one ADS representing five Shares)

“Articles” or “Articles of Association”	the memorandum of association and articles of association of the Company, as amended or supplemented from time to time

“AUA”	assets under advisory

“Audit Committee”	the audit committee of the Company

“AUM”	the amount of capital commitments made by investors to the funds for which we provide continuous management services without adjustment for any gain or loss from investment, for which we are entitled to receive recurring service fees or performance-based income, except for public securities investments. For public securities investments, “AUM” refers to the net asset value of the investments we manage, for which we are entitled to receive recurring service fees and performance-based income

“award(s)”	award(s) in the form of share options, restricted shares, RSUs or other types of awards may be granted to eligible participants pursuant to the effective share incentive plan(s) of the Company

“Board”	the board of Directors

“China”, “Mainland China”, or “PRC”	the People’s Republic of China, excluding, for the purpose of this announcement only, Taiwan and the special administrative regions of Hong Kong and Macau, except where the context otherwise requires

“Company”	Noah Holdings Limited, an exempted company with limited liability incorporated in the Cayman Islands on June 29, 2007, carrying on business in Hong Kong as “Noah Holdings Private Wealth and Asset Management Limited (諾亞控股私人財富資產管理有限公司)”

37

“Consolidated Affiliated Entities” or “VIE(s)”	Noah Investment and its subsidiaries, all of which are controlled by our Company through contractual arrangements via agreements underlying the variable interest entity structure

“Corporate Governance and Nominating Committee”	the corporate governance and nominating committee of the Company

“Corporate Governance Code”	the Corporate Governance Code set out in Appendix C1 of the Hong Kong Listing Rules

“Director(s)”	the director(s) of our Company

“GAAP”	generally accepted accounting principles

“Gopher” or “Gopher Asset Management”	Gopher Asset Management Co., Ltd. (歌斐資產管理有限公司), a limited liability company established under the laws of the PRC on February 9, 2012, and one of our Company’s Consolidated Affiliated Entities, or, where the context requires, with its subsidiaries collectively

“Group”, “our Group”, “the Group”, “Noah”, “our”, “us” or “we”	the Company, its subsidiaries and the Consolidated Affiliated Entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HNW”	high net worth

“HNW clients”, “HNW investors”or “HNW individuals”	clients/investors/individuals with investable financial assets of no less than RMB6 million

“Hong Kong”	the Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Hong Kong Stock Exchange” or “HKEX”	The Stock Exchange of Hong Kong Limited

“IFRS”	International Financial Reporting Standards, as issued by the International Accounting Standards Board

“Listing Date”	July 13, 2022

“Model Code”	the Model Code for Securities Transactions by Directors of Listed Issuers set out in Appendix C3 of the Hong Kong Listing Rules

38

“Noah Investment”	Shanghai Noah Investment Management Co., Ltd. (上海諾亞投資管理有限公司), a limited liability company established under the laws of the PRC on August 26, 2005, and one of the Consolidated Affiliated Entities

“Noah Upright”	Noah Upright Fund Distribution Co., Ltd. (諾亞正行基金銷售有限公司), a limited liability company established under the laws of the PRC on November 18, 2003, and one of the Consolidated Affiliated Entities and significant subsidiaries

“NYSE”	New York Stock Exchange

“Reporting Period”	the six months ended June 30, 2026

“RMB” or “Renminbi”	Renminbi yuan, the lawful currency of China

“RSU(s)”	restricted share unit(s)

“SEC”	the United States Securities and Exchange Commission

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended or supplemented from time to time

“Shanghai Gopher”	Shanghai Ziming Private Fund Management Co., Ltd. (上海自明私募基金管理有限公司), formerly known as Shanghai Gopher Asset Management Co., Ltd. (上海歌斐資產管理有限公司), a limited liability company established in the PRC on December 14, 2012, and one of the Consolidated Affiliated Entities and significant subsidiaries

“Share(s)”	ordinary share(s) in the share capital of the Company, and upon the revised Articles of Association becoming effective, any share(s) in the capital of the Company

“Shareholder(s)”	the holder(s) of the Share(s), and where the context requires, the holder(s) of the ADSs

“subsidiary” or “subsidiaries”	has the meaning ascribed thereto in section 15 of the Companies Ordinance (Chapter 622 of the Laws of Hong Kong), as amended or supplemented from time to time

“transaction value”	the aggregate value of the investment products we distribute during a given period

“U.S.” or “United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

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“U.S. dollars” or “US$”	United States dollars, the lawful currency of the United States

“U.S. GAAP”	accounting principles generally accepted in the United States

“%”	per cent

*	For the purpose of this announcement and for illustrative purpose only, conversions of US$ to RMB are based on the exchange rate of US$1.00 = RMB6.7851. No representation is made that any amounts in RMB or US$ can be or could have been converted at the relevant dates at the above rate or at any other rates or at all.

By Order of the Board
Noah Holdings Private Wealth and Asset Management Limited Jingbo Wang
Chairwoman of the Board

Hong Kong, August 26, 2026

As of the date of this announcement, the Board comprises Ms. Jingbo Wang, the chairwoman and Mr. Zhe Yin as Directors; Ms. Chia-Yue Chang, Mr. Boquan He and Mr. David Zhang as non-executive Directors; and Ms. Xiangrong Li, Ms. Cynthia Jinhong Meng and Ms. May Yihong Wu as independent Directors.

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